UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 02 )*

Proliance International, Inc.

 (Name of Issuer)

Common Stock, $.01 par value per share

 (Title of Class of Securities

74340R104

 (CUSIP Number)

December 31, 2007

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 74340R104

1.	Names of Reporting Persons.
Roger Feldman
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
United States citizen

	5.	Sole Voting Power
		25,000

Number of	6.	Shared Voting Power
Shares		124,696
Beneficially
Owned by
Each Reporting	7.	Shared Dispositive Power
Person With:		25,000

	8.	Shared Dispositive Power
		124,696

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
149,696

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
.93%

12.	Type of Reporting Person
IN

SCHEDULE 13G
CUSIP No. 74340R104

1.	Names of Reporting Persons.
Harvey Hanerfeld
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
United States citizen

	5.	Sole Voting Power
		42,000

Number of	6.	Shared Voting Power
Shares		124,696
Beneficially
Owned by
Each Reporting	7.	Shared Dispositive Power
Person With:		42,000

	8.	Shared Dispositive Power
		124,696

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
166,696

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
1.04%

12.	Type of Reporting Person
IN

Item 1.
(a)	Name of Issuer

Proliance International, Inc.
(b)	Address of Issuer's Principal Executive Offices
100 Gando Dr., New Haven, CT 06513

Item 2.
(a)	Name of Person Filing

This schedule 13G is being filed jointly by Roger Feldman and Harvey Hanerfeld (the "Reporting Persons").
(b)	Address of Principal Business Office or, if none, Residence.

The address of each of the Reporting Persons is 1919 Pennsylvania Avenue, NW, Suite 725, Washington, DC 20006
(c)	Citizenship

Each of the Reporting Persons is a United States citizen
(d)	Title of Class of Securities

Common Stock, $.01 par value
(e)	CUSIP Number

74340R104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned:

See Attachment A
(b)	Percent of class:

See Attachment A
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

* See Attachment A
(ii)	Shared power to vote or to direct the vote

* See Attachment A
(iii)	Sole power to dispose or to direct the disposition of

* See Attachment A
(iv)	Shared power to dispose or to direct the disposition of

* See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Instruction: Dissolution of a group requires a response to this item.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2008
Roger Feldman

By:	/s/ Roger Feldman
Roger Feldman

Harvey Hanerfeld

By:	/s/ Harvey Hanerfeld
Harvey Hanerfeld

ATTACHMENT A

As of December 31, 2007, Roger Feldman is the beneficial owner of 149,696 shares of Common Stock, constituting .93% of the issued and outstanding shares of Common Stock and Harvey Hanerfeld is the beneficial owner of 166,696 shares of Common Stock, constituting 1.04% of the issued and outstanding shares of Common Stock.  Roger Feldman has the sole power to vote or direct the voting of and to dispose and to direct the disposition of the 25,000 shares beneficially owned by him as an individual.  Harvey Hanerfeld has the sole power to vote or direct the voting of and to dispose and to direct the disposition of the 42,000 shares beneficially owned by him as an individual.  As the sole managing members of West Creek Capital, LLC, a Delaware limited liability company (formerly West Creek Capital, L.P., a Delaware limited partnership) that is the investment adviser to (i) West Creek Partners Fund L.P., a Delaware limited partnership ("Partners Fund"), and (ii) certain private accounts (the "Accounts"), Mr. Feldman and Mr. Hanerfeld may be deemed to have the shared power to direct the voting and disposition of the 59,696 shares of Common Stock owned by Partners Fund, and the 65,000 shares of Common Stock held in the Accounts.